SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Press Release announcing the expiration of Tender Offer for Cash for Any and All of YPF Sociedad Anonima’s 8.875% Senior Notes due 2018.

September 17, 2018

YPF S.A. ANNOUNCES THE EXPIRATION OF ITS

ANY AND ALL TENDER OFFER

FOR ITS 8.875% SENIOR NOTES DUE 2018

FOR IMMEDIATE RELEASE

BUENOS AIRES, ARGENTINA – YPF S.A. (the “Company”) announced today the expiration of its previously announced tender offer (the “Tender Offer”) to purchase for cash any and all of its outstanding 8.875% Senior Notes due 2018 (the “Securities”).

Any and All of the Outstanding Securities Listed Below

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Total Consideration(a)	Principal Amount Tendered
8.875% Senior Notes due 2018	CUSIP: 984245 AJ9 P989MJ AU5 ISIN: US984245AJ90 USP989MJAU54	U.S.$452,198,000	U.S.$1,005	U.S.$176,245,000

(a)	Per U.S.$1,000 principal amount.

Expiration of the Tender Offer

The Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase, dated September 10, 2018, and the related letter of transmittal and notice of guaranteed delivery (the “Tender Offer Documents”) to purchase for cash any and all of the Securities listed in the table above.

The Tender Offer expired at 5:00 p.m., New York City time, on September 17, 2018 (such time and date, the “Expiration Date”). Holders of Notes were required to validly tender and not validly withdraw their Securities prior to or at the Expiration Date to be eligible to receive the total consideration for the Tender Offer (the “Total Consideration”). The Total Consideration offered per U.S.$1,000 principal amount of Securities validly tendered and accepted for purchase pursuant to the Tender Offer will be U.S.$1,005.

According to information provided by D.F. King & Co., Inc. (“D.F. King”), the tender and information agent for the Tender Offer, U.S.$176,245,000 aggregate principal amount of the Securities were validly tendered and were not validly withdrawn prior to or at the Expiration Date. This amount excludes U.S.$155,000 aggregate principal amount of Securities tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures. Subject to the satisfaction or waiver of all remaining conditions to the Tender Offer, the Company expects to accept for purchase all Securities validly tendered and not validly withdrawn at or prior to the Expiration Date.

The settlement date for the Securities which were validly tendered and not validly withdrawn prior to or at the Expiration Date, is expected to be September 18, 2018 (the “Settlement Date”) and the settlement date for Securities tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents is expected to be September 20, 2018, subject to the terms and conditions described in the Tender Offer Documents. Holders will also receive accrued and unpaid interest on the Securities validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Settlement Date, including those tendered by the guaranteed delivery procedures.

Information Relating to the Tender Offer

Itau BBA USA Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the dealer managers for the Tender Offer. The information agent and depositary is D.F. King. Copies of the Tender Offer Documents, and related offering materials are available by contacting D.F. King at (800) 628-8509 (toll-free), (212) 269-5550 (banks and brokers) or www.dfking.com/ypf. Questions regarding the Tender Offer should be directed to Itau BBA USA Securities Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or + 1 (212) 710-6749 (collect) or Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated September 10, 2018, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission including but not limited to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017. The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.

About YPF S.A.

YPF S.A. is Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments.

* * *

For further inquiries, please contact:

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 17, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer